UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Christopher W. Morgan, Esq.	John Sabine, Esq.
Marc Packer, Esq.	Fraser Milner Casgrain LLP
Skadden, Arps, Slate, Meagher & Flom LLP	1 First Canadian Place, 39th Floor
222 Bay Street	100 King Street West
Suite 1750, P.O. Box 258	Toronto, Ontario M5X 1B2
Toronto, Ontario M5K 1J5	(416) 863-4511
(416) 777-4700

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(775) 850-3777
Fax:	(775) 850-3733
Meridian Gold Responds to the Unsolicited Proposal from Yamana Gold
RENO, NV. — July 3, 2007 — The Board of Directors of Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) has considered the announcement by Yamana Gold Inc. (“Yamana”) regarding its unsolicited proposal to acquire all of the common shares of Meridian Gold. Yamana had concurrently announced that it had entered into a business combination agreement with Northern Orion Resources Inc. (“Northern Orion”), which is conditional upon the acquisition of 66 2/3% of the shares of Meridian Gold by Yamana. The Board has reviewed the proposal with its management team and financial and legal advisors and, based on the information available to date, the Board has determined that the announced proposal does not provide a basis to enter into discussions with Yamana. The Board noted that no formal offer has been made; if and when an offer is commenced, the Board will review such offer in due course and communicate with Meridian Gold shareholders as appropriate.
Meridian Gold’s Board of Directors noted that the 14.9% premium to Meridian’s undisturbed share price implied by Yamana’s closing share price on Tuesday, July 3rd does not reflect the value of Meridian Gold’s proven, high-quality, precious metals-focused asset base. In addition to the heavy base metals weighting in the proposed combined entity, the complexity of the three-way structure creates further risks and uncertainties. Meridian Gold’s Board of Directors remains committed to delivering superior value for all of its shareholders. Furthermore, the Company will continue to pursue all initiatives that will drive shareholder value.
Goldman, Sachs & Co. and BMO Capital Markets are acting as financial advisors to the Company. Canadian legal counsel to the Company is Fraser Milner Casgrain LLP and U.S. legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.
About Meridian Gold
A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian strives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.
CAUTIONARY STATEMENT
Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.
The proposed offer by Yamana to acquire 100% of the outstanding shares of Meridian Gold has not yet been commenced. If and when an offer by Yamana is commenced, Meridian Gold will send to shareholders a Directors Circular and file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders of Meridian Gold are advised to read these documents if and when they become available because they will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Meridian Gold in connection with the offer by Yamana, if and when it is commenced, free of charge at the SEC’s website at www.sec.gov or from Meridian Gold.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
CONTACT
Investor Relations:
Meridian Gold Inc.
Krista Muhr, 800-572-4519
Senior Manager, Investor Relations
Fax: 775-850-3733
krista.muhr@meridiangold.com
or
Media Relations:
Sard Verbinnen & Co.
Dan Gagnier, 212-687-8080 x.226
Paul Kranhold, 415-618-8750

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